                                  UPHONIA, INC.
                                2250 Butler Pike
                                    Suite 150
                           Plymouth Meeting, PA 19462

                                  June 9, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549-4561

                  Re:  Registration Statement on Form SB-2
                       File No. 333-115462

Ladies and Gentlemen:

     Uphonia, Inc. (formerly known as SmartServ Online, Inc.) (the "Registrant")
hereby withdraws the above-referenced  registration statement (the "Registration
Statement")  which covers the resale by certain of its  security  holders of the
Registrant's  common stock and the issuance by the Registrant of common stock in payment of preferred stock dividends.

     The Registrant is withdrawing the Registration  Statement because it may be engaging in a private offering of its securities,  which private offering may be undertaken in reliance on Rule 155(c).

     There were no  securities  of the  Registrant  sold under the  Registration
Statement.

                                            Very truly yours,

                                            /s/ Robert M. Pons

                                            Robert M. Pons
                                            Chief Executive Officer

cc:  Mr. Adam Halper